                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                       Angeles Mortgage Investment Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)


                   Class A Shares, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     034638
-------------------------------------------------------------------------------
                                 (CUSIP Number)


              John K. Lines, Esq., General Counsel and Secretary,
                         Insignia Financial Group, Inc.
               One Insignia Financial Plaza, Greenville, SC 29602
                                 (864) 239-1675
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 30, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     034638                                          PAGE 2 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      ANDREW L. FARKAS

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 (Intentionally Omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          155,986
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          155,986
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      155,986
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     034638                                          PAGE 3 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      INSIGNIA FINANCIAL GROUP, INC.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Intentionally Omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          155,986
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          155,986
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      155,986
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     034638                                          PAGE 4 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      LIQUIDITY ASSISTANCE L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Intentionally omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          121,800
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          121,800
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      121,800
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     034638                                          PAGE 5 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      METROPOLITAN ASSET ENHANCEMENT, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Intentionally omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          34,186
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          34,186
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,186
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     034638                                          PAGE 6 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      MAE GP CORPORATION

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Intentionally omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          34,186
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          34,186
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,186
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     034638                                          PAGE 7 OF 18 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      MAE PARENT, INC.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Intentionally omitted)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SHARED VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SOLE VOTING POWER
    BENEFICIALLY          34,186
      OWNED BY        ----------------------------------------------------------
        EACH          9   SHARED DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SOLE DISPOSITIVE POWER
                          34,186
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,186
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Items 1 through 6 of the Statement on Schedule 13D, filed on November 27, 1996, as amended by Amendment No.1 to Schedule 13D which was filed on December 16, 1996 (as amended, the "Initial Filing"), on behalf of Insignia Financial Group, Inc., a corporation organized under the laws of Delaware, Andrew L. Farkas, Liquidity Assistance L.L.C., a limited liability company organized under the laws of Delaware, Metropolitan Asset Enhancement, L.P., a limited partnership organized under the laws of Delaware, MAE Parent, Inc., a corporation organized under the laws of Delaware, and MAE GP Corporation, a corporation organized under the laws of Delaware (collectively referred to hereinafter as the "Reporting Persons"), relating to the Class A Shares, $1.00 par value per share ("Class A Shares"), of Angeles Mortgage Investment Trust, a business trust organized under the laws of California (the "Issuer"), are amended and restated as follows (capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Initial Filing):


ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Class A Shares, $1.00 par value per share ("Class A Shares"), of Angeles Mortgage Investment Trust, a business trust organized under the laws of California and having its principal executive offices at 340 North Westlake Boulevard, Suite 230, Westlake Village, California 91362.


ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of Insignia Financial Group, Inc., a corporation organized under the laws of Delaware ("Insignia"), Andrew L. Farkas, the Chairman, Chief Executive Officer and President and a principal stockholder of Insignia ("AF"), Liquidity Assistance L.L.C., a limited liability company organized under the laws of Delaware ("Liquidity"), Metropolitan Asset Enhancement, L.P., a limited partnership organized under the laws of Delaware ("Metropolitan"), MAE Parent, Inc., a Delaware corporation and the general partner of Metropolitan, and MAE GP Corporation, a corporation organized under the laws of Delaware ("MAEGP") (collectively referred to hereinafter as the "Reporting Persons"). Liquidity is a wholly-owned subsidiary of Insignia. MAEGP is a wholly-owned subsidiary of Metropolitan. Insignia owns a 19% limited partnership interest in Metropolitan, and executive officers and an employee of Insignia (other than AF) own in the aggregate a 3% limited partnership interest in Metropolitan. AF owns all of the outstanding common stock of MAE Parent, Inc., the general partner of Metropolitan, and controls two partnerships which own in the aggregate a 74% limited partnership interest in Metropolitan.

Additional information with respect to the Reporting Persons is as follows:

         Andrew L. Farkas. The principal occupation of AF is Chairman of the Board, President and Chief Executive Officer of Insignia. AF is a United States citizen.

         Insignia Financial Group, Inc. The principal business of Insignia is a fully integrated real estate services organization specializing in the operation and ownership of securitized real estate assets. Insignia performs property management, asset management, investor services, partnership administration, mortgage banking, and real estate investment banking services for various ownership entities, including approximately 900 limited partnerships having approximately 400,000 limited partners. It is the largest manager of multifamily residential properties in the United States of America, managing approximately 283,000 units of multifamily residential housing, and is a significant manager of commercial property, managing more than 107,000,000 square feet of commercial space. These properties are located in


                                                              Page 8 of 18 Pages
approximately 500 cities and 48 states. Insignia is a public company whose stock is traded on the New York Stock Exchange. It specializes in asset value maximization in securitized real estate entities.

         Liquidity Assistance L.L.C. The principal business of Liquidity is the ownership of real estate securities and other real estate interests.

         Metropolitan Asset Enhancement, L.P. The principal business of Metropolitan is the ownership of general partnership interests in real estate partnerships and other real estate related assets.

         MAE Parent, Inc. The principal business of MAE Parent, Inc. is to act as the general partner of Metropolitan.

         MAE GP Corporation. The principal business of MAEGP is the ownership of general partnership interests in real estate partnerships and other real estate related interests.

         The business address of each of the Reporting Persons is One Insignia Financial Plaza, Greenville, SC 29602.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the past five years.

The information required by Items 2-6 of Schedule 13D with respect to executive officers and directors of MAEGP, Liquidity, Insignia and MAE Parent, Inc. is included on Schedule A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds used to acquire the Class A Shares purchased by Liquidity was working capital of Insignia and it is contemplated that working capital of Insignia will be the source of funds for any future purchases of Class A Shares.


ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transactions described in Item 5 hereof was to increase Insignia's beneficial ownership of Class A Shares. Insignia may seek to acquire control of the Issuer. Any plan or proposal to acquire control could involve seeking to replace the Board of Trustees of the Issuer or proposing a business combination transaction with the Issuer or both. Although Insignia does not currently have any detailed proposal or plans in this respect, Insignia will also consider, and may elect to pursue a sale or transfer of a material amount of assets of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, other material changes in the Issuer's business or corporate structure, and changes in the Issuer's Declaration of Trust or Trustees' Regulations.

The Issuer was organized as a real estate investment trust by Angeles Corporation ("Angeles") and, in connection with its organization, a subsidiary of Angeles was issued the Class B Shares of Issuer and became the advisor to the Issuer. Following its organization, the Issuer made loans to certain partnerships





                                                              Page 9 of 18 Pages
controlled by Angeles (the "Angeles Partnerships"). The loans were generally secured by real property owned by the Angeles Partnerships. In 1992, Insignia acquired from Angeles all of the outstanding stock of a number of corporations, including corporations which are the general partners of the Angeles Partnerships. In that transaction, MAEGP acquired the Class B Shares of the Issuer. Since 1992, Insignia has acquired limited partnership interests in the Angeles Partnerships and currently holds general and limited partnership interests in the Angeles Partnerships. The aggregate principal amount of indebtedness held by the Issuer representing promissory notes of the Angeles Partnerships (excluding promissory notes which have been the subject of foreclosure proceedings) is approximately $29,000,000.

Over the past several months, Insignia has had discussions with management of the Issuer regarding a potential business combination transaction. The discussions principally have involved whether the general and limited partnership interests owned by Insignia in certain partnerships which own real property (other than the Angeles Partnerships) could be transferred, through a merger or otherwise, to the Issuer in exchange for securities of the Issuer. Any such transaction could lead to a potential restructuring of the indebtedness of the Angeles Partnerships, which could involve an issuance of equity securities of the Angeles Partnerships in exchange for the reduction of such indebtedness. The discussions to date have not resulted in an acceptable proposal or structure, and no assurance is or can be given that a business combination or other transaction will take place.

In connection with any plan or proposal to seek control of the Issuer, Insignia may seek redemption or judicial invalidation of rights to purchase Class A Shares (the "Purchase Rights"). The Purchase Rights were issued pursuant to a Rights Agreement dated November 13, 1996 which generally provides that each Purchase Right entitles the record holder to purchase from the Issuer one Class A Share at the initial purchase price of $60.00 per Share (the purchase price and number of Class A Shares are adjusted in certain circumstances) (the "Purchase Price"). Upon a person (an "Acquiring Person") acquiring 20% of the outstanding Class A Shares (or a lower percentage not less than 10% fixed by the Board of Trustees of the Issuer in certain circumstances), the Rights Agreement states that each holder (other than an Acquiring Person) will have a right to acquire an amount of Class A Shares equal to (i) the Purchase Price multiplied by (ii) the number of Class A Shares for which the Purchase Right is exercisable divided by (iii) an amount equal to one-half of the market price per share of the Class A Shares.

Subject to applicable legal requirements and the factors referred to below, Insignia may purchase from time to time in the open market or in privately negotiated transactions additional Class A Shares. In determining whether to purchase additional Class A Shares and in formulating any plan or proposal to acquire control of the Issuer, Insignia intends to consider various factors, including the Issuer's financial condition, business and prospects, the price level of the Class A Shares, and general economic conditions. In addition, depending upon, among other things, the factors described above, Insignia may determine to dispose of all or a portion of its Class A Shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a) MAEGP owns 1,675,113 Class B Shares of the Issuer which are convertible into 34,186 Class A Shares. Liquidity owns 121,800 Class A Shares. The Class A and Class B shares are each entitled to one vote in matters submitted to the shareholders of the Issuer and vote as a class. The responses of the Reporting Persons to Items (11) and (13) of the cover pages of this Schedule 13D which relate to the aggregate number of shares and percentage of Class A Shares beneficially owned are incorporated herein by reference.





                                                             Page 10 of 18 Pages

                 (b) The responses of the Reporting Persons to Items (7) through (11) of the cover pages of this Schedule 13D which relate to the Class A Shares beneficially owned are incorporated herein by reference.

                 (c) During the sixty days prior to October 30, 1996, Liquidity acquired Class A Shares in transactions on the American Stock Exchange as follows:

            Date of               Number of        Price Per
          Transaction              Shares             Share
          -----------            -----------      -------------
            10/10/96                15,500              $ 8.9516

            10/15/96                 2,000                9

            10/16/96                 1,500                9

            10/23/96                 6,000                8.979

            10/29/96                 1,600                8.875

            10/30/96                10,000                8.975

            11/05/96                 1,000                9

            11/18/96                   500                8.875

            11/20/96                20,000                9.2944

            11/20/96                   500                8.875

                 (d)      Not applicable.

                 (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the settlement in 1995 of litigation between the Issuer and Insignia, MAEGP, for an option price of $250,000, granted the Issuer, pursuant to an Option Agreement (the "Option Agreement"), the option to acquire in April 2005 all Class B Shares held by MAEGP for a price equal to (i) $93,856 plus
(ii) any amounts paid by MAEGP ("Acquisition Costs") to purchase Class B Shares in addition to the 1,675,113 Class B Shares owned by MAEGP plus (iii) interest on the Acquisition Costs at an annual rate equal to 6-1/2%. The Option Agreement also provides that if the Issuer issues additional Class A Shares, MAEGP shall have the right to purchase additional Class B Shares in a sufficient amount such that MAEGP may maintain a ratio of two Class A Shares issued and outstanding for each Class B Share issued and outstanding. Under the Option Agreement, MAEGP may purchase the additional Class B Shares at a purchase price per share equal to 1/99th of the sale price of the Class A Shares.

Pursuant to the terms of the Option Agreement, MAEGP granted the Issuer an irrevocable proxy to vote all Class B Shares of MAEGP on the following issues ("Proxy Issues"):

         1. Issues pertaining to extensions of credit or the sale (except a sale of all or substantially all of Issuer's assets), modification or refinance of loans made or to be made by Issuer to MAEGP or any





                                                             Page 11 of 18 Pages
person or entity which is or was an affiliate or an officer, director or trustee of an affiliate of MAEGP or an insider or an officer, director or trustee of an insider of MAEGP;

         2. Issues pertaining to transactions between the Issuer and affiliates or insiders of MAEGP or any officer, director or trustee of an affiliate or insider of MAEGP;

         3. Issues pertaining to the election or appointment of any affiliate or insider of MAEGP or any officer, director or trustee of any affiliate or insider of MAEGP as an officer or trustee of the Issuer.

         Under the terms of the irrevocable proxy, the Issuer must vote all of the Class B Shares on Proxy Issues in accordance with the vote of the majority of Class A Shares voted on any Proxy Issue.

         On December 11, 1996, the Issuer and Insignia Financial Group, Inc., on behalf of itself and its affiliates (collectively, "Insignia"), entered into a Confidentiality Agreement effective as of December 3, 1996 (the "Confidentiality Agreement"). Pursuant to the terms of the Confidentiality Agreement, Insignia agrees to maintain the confidentiality of certain information and not to purchase any shares of the Issuer without prior written approval of the Issuer during the "Standstill Period" which commences on the effective date of the Confidentiality Agreement and ends on the 14th day following written notice by Insignia that it elects to terminate the Standstill Period.








                                                             Page 12 of 18 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




 Dated:  December __, 1996              /s/ Andrew L. Farkas
                                        ---------------------------------------
                                        Andrew L. Farkas


                                        Insignia Financial Group, Inc.


                                        By: /s/ Frank M. Garrison
                                           ------------------------------------
                                                Frank M. Garrison, Executive
                                                Managing Director

                                        Metropolitan Asset Enhancement, L.P.

                                        By: MAE Parent, Inc., General Partner


                                           By: /s/ John K. Lines
                                               ---------------------------------
                                                   John K. Lines, Vice President


                                        Liquidity Assistance L.L.C.


                                        By: /s/ J. Scott Kester
                                           ------------------------------------
                                                J. Scott Kester, President

                                        MAE Parent, Inc.


                                        By: /s/ John K. Lines
                                           ------------------------------------
                                                John K. Lines, Vice President


                                        MAE GP Corporation


                                        By: /s/ John K. Lines
                                           ------------------------------------
                                                John K. Lines, Secretary






                                                             Page 13 of 18 Pages

                            Schedule A to Statement
                                on Schedule 13D
                             Filed to Report Event
                              of October 30, 1996

                           Information in Response to
                              Items 2 through 6 of
                          Schedule 13D with respect to
                        Executive Officers and Directors
                                       of
                  Insignia Financial Group, Inc. ("Insignia"),
                   Liquidity Assistance L.L.C. ("Liquidity"),
                       MAE GP Corporation ("MAEGP"), and
                        MAE Parent, Inc. ("MAE Parent")
                                   other than
                               Reporting Persons


                 The business address of each of the following persons, unless otherwise indicated herein, is One Insignia Financial Plaza, Greenville, South Carolina 29602.

                 Each of the following persons is a citizen of the United
States.

                 None of the following persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the following persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the past five years.

                 Unless otherwise indicated in the Statement on Schedule 13D of which this Schedule is a part, none of the following persons beneficially owns any Class A Shares or engaged in any transactions in Class A Shares within the 60 days prior to October 30, 1996, or is a party to any contracts, arrangements, understandings or relationships with respect to Class A Shares. See response to Items 4 and 5 in Statement on Schedule 13D of which this
Schedule is a part.





                                                             Page 14 of 18 Pages

                            Executive Officers and Directors of Insignia

                                                                                              Number of
                                                               Principal Occupation         Class A Shares
                                                                if other than with           Beneficially
             Name                 Position with Insignia             Insignia                   Owned
        --------------            ----------------------        ------------------          -------------
 John F. Jacques                Director and Office of the              --                       -0-
                                Chairman of Insignia and
                                Chairman, President and
                                Chief Executive Officer of
                                Compleat Resource Group,
                                Inc. (a wholly owned
                                subsidiary of Insignia)

 James A. Aston                 Office of the Chairman and              --                       -0-
                                Chief Financial Officer

 Edward S. Gordon               Office of the Chairman of               --                       -0-
 200 Park Avenue                Insignia and Chief
 New York, NY 10166             Executive Officer of
                                Edward S. Gordon Company,
                                Inc. (a wholly owned
                                subsidiary of Insignia)

 Ronald Uretta                  Chief Operating Officer                 --                       -0-
                                and Treasurer

 Thomas R. Shuler               Managing Director of                    --                       -0-
                                Residential Property
                                Management of Insignia and
                                Executive Managing
                                Director of Insignia
                                Management Service (a
                                division of Insignia)

 Frank M. Garrison              Executive Managing                      --                       -0-
                                Director of Insignia and
                                President of Insignia
                                Financial Services (a
                                division of Insignia)

 Neil J. Kreisel                Executive Managing                      --                       -0-
                                Director of Insignia and
                                President of Insignia
                                Management Services--New
                                York, Inc. (a subsidiary
                                of Insignia)





                                                             Page 15 of 18 Pages

                                                                                              Number of
                                                               Principal Occupation         Class A Shares
                                                                if other than with           Beneficially
             Name                 Position with Insignia             Insignia                   Owned
        --------------            ----------------------        ------------------          -------------
 Stephen B. Siegel              Executive Managing                      --                       -0-
 200 Park Avenue                Director of Insignia and
 New York, NY 10166             President of Edward S.
                                Gordon Company, Inc. (a
                                wholly owned subsidiary of
                                Insignia)

 Henry Horowitz                 Managing Director and                   --                       -0-
                                President of Insignia
                                Commercial Group, Inc. (a
                                subsidiary of Insignia)

 William H. Jarrard, Jr.        Managing Director -                     --                       -0-
                                Partnership Administration


 Jeffrey L. Goldberg            Managing Director -                     --                       -0-
                                Investment Banking

 John K. Lines                  General Counsel and                     --                       -0-
                                Secretary

 Albert H. Gossett              Senior Vice President and               --                       -0-
                                Chief Information Officer

 Stephen C. Schoenbaechler      Senior Vice President -                 --                       -0-
                                Asset Management

 S. Richard Sargent             Senior Vice President -                 --                       -0-
                                Human Resources and
                                Administration

 Martha Long                    Controller                              --                       -0-

 Robin L. Farkas                Director                                --                       -0-
 730 Park Avenue
 New York, NY 10021





                                                             Page 16 of 18 Pages

                                                                                              Number of
                                                               Principal Occupation         Class A Shares
                                                                if other than with           Beneficially
             Name                 Position with Insignia             Insignia                   Owned
        --------------            ----------------------        ------------------          -------------
 Merril M. Halpern              Director                     Chairman and Co-Chief               -0-
 535 Madison Avenue                                          Executive Officer,
 28th Floor                                                  Charterhouse Group
 New York, NY 10022                                          International, Inc. (a
                                                             privately owned
                                                             investment firm which
                                                             engages in making
                                                             private equity
                                                             investments in a broad
                                                             range of industrial and
                                                             service companies)

 Robert G. Koen                 Director                     Partner, Akin, Gump,                -0-
 125 W. 55th Street                                          Strauss, Hauer & Feld (a
 New York, NY 10019                                          law firm)

 Michael I. Lipstein            Director                     Self-Employed, Michael              -0-
 110 East 59th Street                                        I. Lipstein Associates
 Suite 3201                                                  (a real estate business,
 New York, NY 10022                                          including ownership,
                                                             management and lending)

 Buck Mickel                    Director                     Chairman and Chief                  -0-
 301 N. Main Street                                          Executive Officer, RSI
 5th Floor                                                   Holdings, Inc. (a
 Greenville, SC 29601                                        company offering
                                                             distribution of outdoor
                                                             equipment)

 Robert J. Denison              Director                     President, First                    -0-
 375 Park Avenue                                             Security Management,
 New York, NY 10152                                          Inc. (an investment
                                                             advisory firm)



                  Executive Officers and Managers of Liquidity

                                                                                              Number of
                                                               Principal Occupation         Class A Shares
                                                                if other than with           Beneficially
             Name                Position with Liquidity             Liquidity                  Owned
        --------------           -----------------------        -------------------         -------------
 J. Scott Kester                Manager and President        Vice President of the               -0-
                                                             Investment Banking Group
                                                             of Insignia





                                                             Page 17 of 18 Pages

                   Executive Officers and Directors of MAEGP

                                                                                              Number of
                                                               Principal Occupation         Class A Shares
                                                                   if other than             Beneficially
             Name                  Position with MAEGP              with MAEGP                  Owned
        --------------             -------------------         --------------------         -------------
 Carroll D. Vinson              Director and President                  --                       -0-(1)

 William H. Jarrard, Jr.        Vice President                          (2)                      -0-

 John K. Lines                  Secretary                               (2)                      -0-

 Robert D. Long, Jr.            Chief Accounting                        --                       -0-
                                Officer/Controller
----------------------

(1) The spouse of Carroll D. Vinson purchased 9,000 Class A shares for investment purposes in October 1995, beneficial ownership of which is disclaimed by Mr. Vinson.

(2)      See "Executive Officers and Directors of Insignia" above.



                 Executive Officers and Directors of MAE Parent

                                                                                              Number of
                                                               Principal Occupation         Class A Shares
                                      Position with             if other than with           Beneficially
             Name                       MAE Parent                  MAE Parent                  Owned
        --------------                -------------            --------------------         -------------
 Ronald Uretta                  Vice President/Treasurer                (1)                      -0-

 Jeffrey Goldberg               Vice President/Assistant                (1)                      -0-
                                Secretary

 John K. Lines                  Vice President                          (1)                      -0-

 Carroll D. Vinson              Vice President               Director and President              -0-(2)
                                                             of MAEGP
----------------------

(1)      See "Executive Officers and Directors of Insignia" above.

(2) See footnote 1 under "Executive Officers and Directors of MAEGP" above.





                                                             Page 18 of 18 Pages